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                      The Exhibit Index appears on page 6.
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                ----------------


                                  PROVANT, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


             DELAWARE                                            04-3395167
----------------------------------------                     -------------------
(State of incorporation or organization)                       (IRS Employer
                                                             Identification No.)


67 BATTERYMARCH STREET, SUITE 600, BOSTON, MASSACHUSETTS            02110
--------------------------------------------------------          ----------
       (Address of principal executive offices)                   (Zip Code)


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box [ ].

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box [X].

Securities Act registration statement file number to which this form relates
________________
(If applicable)

       Securities to be registered pursuant to Section 12(b) of the Act:

                                      None


       Securities to be registered pursuant to Section 12(g) of the Act:

     Title of each class                      Name of each exchange on which
     to be so registered                      each class is to be registered
     -------------------                      ------------------------------

Preferred Stock Purchase Rights                           None


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ITEM 1. DESCRIPTION OF SECURITIES TO BE REGISTERED.

     On July 13, 2000, the Board of Directors of PROVANT, Inc. (the "Company") adopted a Shareholder Rights Plan pursuant to which a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share (the "Common Shares"), of the Company will be distributed to the stockholders of record as of the close of business on July 28, 2000 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock, par value $.01 per share (the "Series A Preferred Shares"), of the Company, at a price of $25.00 per one one-hundredth of a Series A Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Fleet National Bank, as Rights Agent (the "Rights Agent").

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on the close of business on July 28, 2010 (the "Final Expiration Date"), unless the Rights are earlier redeemed by the Company, as described below.

     The Purchase Price payable, and the number of Series A Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Shares, (ii) upon the grant to holders of the Series A Preferred Shares of certain rights or warrants to subscribe for or purchase Series A Preferred


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Shares at a price, or securities convertible into Series A Preferred Shares with a conversion price, less than the then current market price of the Series A Preferred Shares, or (iii) upon the distribution to holders of the Series A Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Series A Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-hundredths of a Series A Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

     Series A Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Series A Preferred Share will be entitled to a quarterly dividend payment equal to the greater of (a) $1.00 or (b) 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Series A Preferred Shares will also be entitled to a preferential payment equal to the greater of (a) $1.00 per share plus all accrued and unpaid dividends, whether or not declared, and (b) 100 times the aggregate payment made per Common Share. Each Series A Preferred Share will have 100 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Series A Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

     Because of the nature of the Series A Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Series A Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

     In the event that, following the date of the first public announcement that a person has become an Acquiring Person (the "Shares Acquisition Date"), the Company is acquired in a merger or other business combination transaction or 50% or more of the value of its consolidated assets or earning power are sold or otherwise transferred, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person becomes an Acquiring Person (unless such person first acquires 15% or more of the outstanding Common Shares by a purchase pursuant to a tender offer for all of the Common Shares for cash, which purchase increases such person's beneficial ownership to 90% or more of the outstanding Common Shares), proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Shares and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the


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Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Series A Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Series A Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Series A Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Shares on the last trading day prior to the date of exercise.

     At any time prior to the close of business on the Shares Acquisition Date (but not thereafter), the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Subject to the foregoing, the redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after the Distribution Date no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

ITEM 2. EXHIBITS.

       1 Rights Agreement dated as of July 18, 2000, between PROVANT, Inc. and Fleet National Bank, as Rights Agent, which includes as Exhibit A the form of Certificate of Designation of Series A Preferred Stock, as Exhibit B the form of Right Certificate, and as Exhibit C a Summary of Rights to Purchase Series A Preferred Shares. Pursuant to the Rights Agreement, Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after announcement that a person or group has acquired beneficial ownership of 15% or more of the Common Shares or the tenth day after a person commences or announces its intent to commence an offer the consummation of which would result in a person beneficially owning 15% or more of the Common Shares.

       2 Form of common stock certificate for PROVANT, Inc. containing legend with respect to the issuance of the Rights.

       3  Press Release dated July 18, 2000 of PROVANT, Inc.


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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             PROVANT, INC.


Date: July 21, 2000                          By: /s/ Rajiv Bhatt
                                                -------------------------
                                                Rajiv Bhatt
                                                Executive Vice President


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                                 EXHIBIT INDEX


EXHIBIT                                          METHOD OF FILING    PAGE NUMBER


  1  Rights Agreement dated as of July 18,       Filed herewith           7
     2000 between PROVANT, Inc. and
     Fleet National Bank, as Rights Agent,
     which includes as Exhibit A the form
     of Certificate of Designation of Series
     A Preferred Stock, as Exhibit B the
     form of Right Certificate, and as
     Exhibit C a Summary of Rights to
     Purchase Series A Preferred Shares.

  2  Form of common stock certificate for        Filed herewith           58
     PROVANT, Inc. containing legend
     with respect to the issuance of the
     Rights.

  3  Press Release dated July 18, 2000 of        Filed herewith           60
     PROVANT, Inc.